Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@ eversheds-sutherland.com

October 26, 2022

Christopher R. Bellacicco

Attorney-Adviser

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flat Rock Enhanced Income Fund, Registration Statement on Form N-2 (File Nos. 333-264791 and 811-23798)

Dear Mr. Bellacicco:

The purpose of this letter is to address certain affiliated transaction concerns regarding Flat Rock Enhanced Income Fund’s (the “Fund”) proposed investments in BB tranches of collateralized loan obligations (“CLOs”), where an affiliated fund holds a portion of the equity tranche of the CLO in which the Fund intends to invest.

As stated in correspondence dated September 27, 2022, the Fund does not believe that the concept of “control” as defined in Section 2(a)(9) of the Investment Company Act of 1940, as amended (the “1940 Act”), is meaningful in the context of CLOs. To summarize the Fund’s position, CLOs are not companies; they do not have members, employees, or policies and they do not issue voting securities. The equity tranche of a CLO does not represent a traditional equity interest in the CLO; instead, it is the most subordinate tranche with no fixed interest rate, unlike the more senior tranches above it. Ownership of 25% of a CLO’s equity tranche does not afford an equity tranche investor any rights or influence with respect to how the CLO is managed. Without majority control of the equity tranche, the concerns of self-dealing that underlie Section 17(a) of the 1940 Act are not present, because a fund investing in a CLO’s equity tranche is not able to control or influence how the CLO is managed. Even with a single investor owning a majority interest (over 50%) in the equity tranche, it has no ability to remove the CLO manager, change the investment strategy or composition of the underlying portfolio or change any policies of the CLO that were set out at the formation of such CLO.

The Fund is not aware of any formal guidance from the SEC staff directly on point, but it believes that its competitors in the CLO investment space have taken a similar approach to the concept of “control” with respect to CLOs in which they invest. The Fund believes it is important to operate on a level playing field with its competitors and is not seeking to operate outside of what it believes to be standard industry practice.

In a conference call on October 24, 2022 with members of the SEC Staff, an additional point was raised regarding whether a majority holder of a CLO equity tranche would be considered to have “control” because of its right to “call the deal” after the CLO’s non-call period. Calling the deal can involve redeeming in full, refinancing, or resetting as explained in the September 27, 2022 correspondence. The Fund acknowledges that a majority holder of the equity tranche has a right to call the deal after the CLO’s non-call period; however, the Fund does not believe that this limited right constitutes “control.” The right of the majority equity holder to call the deal is built into every CLO’s structure, and CLO investors are aware of this right when they make their decisions to invest in a debt tranche. This right is a function of the CLO’s structure, rather than a function of control. The right does not influence management of the CLO or its policies, and does not allow the equity tranche to change the original terms of the tranches, replace the CLO manager or change the composition of the underlying portfolio, it merely offers the equity tranche a mechanism for protecting its investment as it represents the most subordinate tranche of the distribution waterfall. Finally, in the event that the equity tranche calls the deal, all of the investors in the debt tranches are paid out based on the distribution rates set forth in the CLO governing documents. Debt investors are not adversely impacted by such an action.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Christopher R. Bellacicco October 26, 2022 Page 2

Whether control exists is a factual determination. As the Securities and Exchange Commission (“SEC”) stated in its decision in In the Matter of the M.A. Hanna Company (10 S.E.C. 581 (1941)), control does not require “absolute and complete domination of a company;” however, the Fund believes that control does require a showing that a person (or entity) could “exercise a dominating persuasiveness in the affairs of the … company,” as the SEC stated in its decision in In the Matter of the Chicago Corporation, et al. 28 S.E.C. 463 (1948). In M.A. Hanna Company, the SEC found a control relationship between M.A. Hanna Company (“M.A. Hanna”) and National Steel Corporation (“National Steel”) where M.A. Hanna owned 27% of National Steel’s outstanding voting securities, several M.A. Hanna officers held important positions with National Steel’s subsidiaries, and the record demonstrated that M.A. Hanna’s participation in the management of National Steel and its subsidiaries was “continuous” since National Steel’s formation. In Chicago Corporation, the SEC found a control relationship between Chicago Corporation, a registered closed-end management investment company (“Chicago”) and two of its portfolio companies (each, a “Portfolio Company”) where Chicago owned more than 25% of each Portfolio Company’s outstanding voting securities, had representatives on each Portfolio Company’s Board, had veto power over certain actions of the Portfolio Company and either demonstrated influence (or the ability to influence) the Portfolio Company’s affairs. While the Fund acknowledges that control requires something less than “absolute and complete domination” of a company (or in this case, a CLO), the Fund does not believe that a majority equity tranche investor’s ability to impact one aspect of a CLO’s operation at one point in time constitutes a dominating persuasiveness over the affairs of the CLO that is similar to the level of influence that M.A. Hanna and Chicago demonstrated in the decisions described above.

The Fund understands the difficulty of applying the definition of control to a structured product such as a CLO, and appreciates the purpose behind the rules and regulations related to affiliated transactions. However, the Fund believes that an investor’s ability to call the deal, which is part of the CLO’s inherent structure, does not constitute a controlling influence or dominating persuasiveness over the CLO’s management or the terms of the debt tranches of the CLO, and as such, the danger of self-dealing is minimal. To the extent that any self-dealing concerns were present, the Adviser would assess the situation under its conflict of interest policies and take steps to mitigate any potential adverse impacts.

Should you have any questions concerning this response, please contact me at (202) 383-0262.

Sincerely,

/s/Owen J. Pinkerton
Owen J. Pinkerton

cc:	Krisztina Nadasdy, Esq.

Ryan Ripp, Chief Financial Officer, Flat Rock Global LLC

Robert Grunewald, Chief Executive Officer, Flat Rock Global LLC